LASER PHOTONICS CORPORATION

1101 N. Keller Road, Suite G

Orlando, FL 32810

March 24, 2022

Via Edgar Correspondence

Thomas Jones, Esq.

Staff Attorney

Office of Manufacturing Division of Corporation Finance

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Re:	Laser Photonics Corporation
Amendment No. 5 to Registration Statement on Form S-1 Filed March 2, 2022
File No. 333-261129

Dear Mr. Jones:

Laser Photonics Corporation (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 22, 2022, with respect to Amendment No. 5 to the registration statement on Form S--1 (File No. 333-261129) that was confidentially submitted to the Commission on Form DRS on July 28, 2021 and amended on September 29, 2021, December 23, 2021, January 19, 2021, February 7, 2022, February 23, 2022 and March 2, 2022 (the “Registration Statement”). This letter is being submitted together with the filing of the Company’s Amendment No. 6 to the Registration Statement (“Amendment No. 6”). The numbered paragraphs below correspond to the numbered comments in that letter. The Staff’s comments are presented in bold italics.

Amendment No. 5 to Registration Statement on Form S-1 filed March 2, 2022

The warrants offered hereby designate the state and federal courts,

1.

We note your response to prior comment 1 and your disclosure on pages 28 and 83. Please disclose that the warrant agent agreement provides that each of the parties to the agreement waives the right to a trial by jury in any action or proceeding arising out of or relating to the warrant agreement. In this regard, we note section 7.12(a) on page 7 of exhibit 4.2. Also, revise to clarify whether such jury trial waiver applies to holders of the warrants. If so, describe such provision in your prospectus and also disclose whether the provision applies to federal securities law claims. If the provision applies to holders of the warrants and also applies to federal securities law claims, please include related risk factor disclosure, address in your disclosure any question regarding whether or not a court would enforce the provision, and state that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If the provision does not apply to federal securities law claims, please ensure that the warrant agreement states this clearly.

Thomas Jones

March 24, 2022

Response: We have amended our disclosure to state that the current section 7.12(a) of the Warrant Agent Agreement provides that there is a provision under which the parties waive the right to a trial by jury but that such waiver does not include proceedings arising under the Securities Act or the Exchange Act since section 7.12(a) states as follows (emphasis added): “Each of the parties hereto hereby waives the right to a trial by jury in any action or proceeding arising out of or relating to this Warrant Agreement other than those arising under the Securities Act or the Exchange Act.” The Common Stock Purchase Warrant (the “warrant agreement”) does not contain a provision for a waiver of a jury trial by either party. Further, section 4(o) of the warrant agreement states that only in the event of a conflict of terms will the terms of the Warrant Agent Agreement govern and be controlling. Accordingly, we have clarified in our disclosure that holders of the warrants under the terms of the warrant agreement are not subject to the waiver of jury trial provision of the Warrant Agent Agreement.

2.

We note your response to prior comment 2 and your disclosure on pages 28 and 83. Please discuss the provision that each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant (whether brought against a party to the warrant or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York; and that each party further submits to the exclusive jurisdiction of the state and federal courts sitting in for the adjudication of any dispute in connection with any transaction contemplated under the warrant. In this regard, we note section 5(e) on page 24 in exhibit 4.2. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in exhibit 4.2 states this clearly.

Response: Section 5(e) of the warrant agreement currently states that the exclusive forum provision does not apply to actions arising under the Securities Act or the Exchange Act. It reads as follows (emphasis added): “Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Warrant (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York other than for claims arising under the Securities Act or Exchange Act.” Accordingly, we respectfully advise the Staff that no additional changes have been made to our disclosure in response to this comment.

Thomas Jones

March 24, 2022

3.

We note the fee-shifting provision set forth in section 5(e) of your common stock purchase warrant. Please disclose such provision in your prospectus, including disclosure of the types of actions covered by the provision, and state whether you intend to apply the provision to claims under the federal securities laws. Also disclose the level of recovery required by the plaintiff to avoid payment. In addition, please disclose who is subject to the provision and who would be allowed to recover (e.g., company, directors, officers, affiliates). In addition, please include risk factor disclosure that the provision could discourage security holder lawsuits that might otherwise benefit the company and its security holders.

Response: We have disclosed the fee-shifting provision in our prospectus, the level of recovery by the plaintiff to avoid payment, the persons allowed to recover and a risk factor that this provision could discourage security holder lawsuits that might otherwise benefit the company and its shareholders.

General

4.	Please remove the Filing Fee Table from the cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Response: We have removed the filing fee table from the cover page and filed it as an exhibit to our registration statement.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at wtupuola@laserphotonics.com.

Sincerely,

/s/ Wayne Tupuola

Wayne Tupuola

Cc:	Ernest M. Stern, Esq., Culhane Meadows PLLC Christopher J. Bellini, Esq., Cozen O’Connor Seth Popick, Cozen O’Connor